Fellows Energy Ltd.
370 Interlocken Boulevard, Suite 400
Broomfield, Colorado  80021
303-926-4415

==============================================================

October 30, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:       H. Roger Schwall, Assistant Director
Division of Corporation Finance

                                Carmen Moncada-Terry, Esq.

Karl Hiller
Donald Delaney

Re:          Fellows Energy Ltd.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 000-33321
Response Letter Dated October 11, 2007

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated September 28, 2007 (the “Comment Letter”) relating to the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (the “Annual Report”) of Fellows Energy Ltd. (the “Company”). The answers set forth herein refer to each of the Staffs' comments by number.

We will be filing an amendment to the Company’s Annual Report.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Financial Statements, Page 22

Statements of Operations, Page 25

1.
We note that you classified certain items below operating loss on the statements of operations, including gain on sale of unproved property, project revenue applied as credit to purchase, re-sale of pipe, and insurance rebates and project purchase credit.  Some of these items appear to be operating in nature.  Please tell us the nature and origin of each of these items, and explain why you believe they are appropriately excluded from your measure of operating loss.  Please read guidance in paragraph 45 of SFAS 144.

Response

We have read the guidance in SFAS 144 paragraph 45 and we believe that it allows for classifying the items as we have done.  For clarity, please be advised that we did in fact classify them as operating in nature under what we termed “other income from continuing operations.”  Under the circumstances described below for each item, we consider them to be operating in nature, and do not consider them to qualify as revenue, or long-lived assets held for sale.  We believe they were each properly included within the classification of other income from continuing operations, based on the circumstances surrounding each event as described below, and therefore we agree that they should not be excluded from the measure of our operating loss.  In fact, they were not so excluded.  At the time of each event, none of the items related to any discontinued operations, nor were they so classified.  Following is a discussion related to the origin and position on the income statement of each of these items:

  “Project revenue applied as credit to purchase” was production revenue for a period prior to the acquisition of the Carbon County project, which was awarded to us once we closed in March 2006.  This revenue was negotiated for during the process of acquiring the project, and upon finalization, the revenue was presented to us as a reduction in purchase price.  Since this portion of the transaction was cashless, and we had not closed the transaction until after the revenue was to have been recognized, we did not book this item as revenue on our income statement.  Instead, we booked the amount in other income from continuing operations.

“Re-sale of pipe” relates to pipe that had previously been expensed, and had been considered scrap.  Later, however, we were able to find a buyer for this pipe, and classified the proceeds in the income statement as other income from continuing operations.

“Insurance rebates” were refund payments issued by our insurance company.  Since our insurance cost is expensed entirely, these too were classified in the income statement as other income from continuing operations.

“Project purchase credit” relates to a credit given to us on the purchase price of the project after the discovery that additional work was needed in a particular area.  This amount was also classified in other income from continuing operations.

Overall, these items have merely been broken out individually for more transparency in the financial statements.  Based on the nature and origin of the items, we believe they are appropriately classified within other income from continuing operations.

Notes to Financial Statements, page 28

Note 1– Nature of Operations and Significant Accounting Policies, page 28

2.
We note your disclosure in the second paragraph on page 29, regarding your policy for review of long-lived assets for impairment, stating “we will calculate expected future cash flow on all proved reserves using a 10% discount rate and escalated prices.” However, this statement does not appear to be in agreement with each of the sentences that preceded and follow it, in which you describe your impairment testing methodology as using the “undiscounted future net revenue,” nor does it appear to conform to the guidance of SFAS 144.  Please revise your disclosure, and accounting if necessary, to eliminate inconsistent representations and conform to the requirements of SFAS 144.

Response

After further review of SFAS 144, we have determined to remove any inconsistency, and have correspondingly proposed to removed the language referring to the discount rate in the amended 10-KSB, so as to more properly conform to SFAS 144.  See the first paragraph on page 11 of the attached draft of proposed amendments to Form 10-KSB.  Additionally, since there were no changes in circumstances indicating possible impairment on any of our projects, we did not consider them to be impaired, and therefore consider no revision in accounting to be necessary.

Note 7 – Convertible Debentures, page 31

3.
We note that in conjunction with a convertible debenture that you issued in June 2004, you also issued warrants to purchase up to 400,000 shares of common stock at $1.50 per share.  However, it appears that you did not determine and record a value for these warrants, in contrast to the accounting you applied to similar subsequent convertible debenture offerings, in June 2005 and September 2005.  Please tell us why similar accounting was not applied to your June 2004 convertible debenture issuance, if you concluded that paragraph 16 of APB Opinion 14 was not applicable.

Response

We have read paragraph 16 of APB Opinion 14, and do not consider the guidance therein to be inapplicable.  Concerning value determination of the June 2004 warrant, we calculated value using the same methodology used for the larger debenture offerings in June and September, 2005, yielding a total value for the June 2004 warrant of $35,602.   In view of the fact that the warrant was never “in the money”, either prior to or at the time of filing of the 10-KSB for 2004, and in view of the $8.6 million loss for the year, no valuation recognition was disclosed.  We now consider that this was most likely in error; however, in light of the $8.6 million loss we realized for the period ended December 31, 2006, we consider that amount to be immaterial for purposes of restatement.

Note 8– Notes Payable, page 33

4.
Please expand your disclosure to clarify how the total amount of the individual note payable amounts outstanding reconciles to the related amounts in your balance sheets.  It would be helpful if you would include a tabular presentation of notes payable within this financial statement note, to facilitate this disclosure.  Please also disclose the amounts of principal payments due in the succeeding five years, to comply with the requirements of paragraph 10(b) of SFAS 47.

Response

We have drafted an expanded disclosure (see page 12 of the attachment) to include a presentation of the individual note payable amounts in the amended 10-KSB, so as to comply with paragraph 10(b) of SFAS 47.

Note 13 – Subsequent Events, page 37

5.
You state that, as part of your debentures restructuring, you and the holders agreed to amend (reduce) the fixed conversion price of the Old Debentures to $0.1375.  Tell us how this price compared to the market value of your shares at the time, and indicate how the overall value of the convertible debentures compared, before and after the change.  Please explain your basis for the accounting methodology applied.

Response

On the date of the restructuring, the market price was $0.09 per share.  The market price of the shares has decreased from that point and has never reached the $0.1375 level since the February restructuring.   The debt obligation for repayment of the outstanding balance remains in place.  Therefore, to the extent that the debentureholders do not elect to convert debt into stock, the dollar amount of the debt outstanding still remains owed by the Company, and its value in that regard is still the outstanding dollar amount stated.  Given that the fixed conversion price has remained higher than the market price, we have not altered the overall value of the debentures from the valuation at which the Old Debentures were carried, i.e., the outstanding dollar amount.  The Old Debentures were carried at the outstanding dollar amount even though much of the debt was amortized through conversions, since those conversions were done as a function of the market price at the time of the conversion.  Thus, upon restructuring, we do not believe that the overall value of the convertible debentures changed, even though we placed a floor on the conversion price, since the outstanding balance is still owed, and the Company is obligated to pay in cash to the extent that the debt is not elected to be converted.

6.
We understand that, as of April 11, 2007, there were 100,000,000 shares of your common stock outstanding, which coincides with the maximum amount then authorized.  As a result of restructuring the terms of your convertible debt to reduce the fixed conversion price to $0.1375 (also impacting a large number of outstanding common stock warrants), it appears that you do not have sufficient available authorized shares to accommodate conversions or warrant exercises.  Please tell us how you have factored the limited number of authorized but unissued shares available to satisfy potential debenture conversion and warrant exercises in your accounting, relative to the guidance in paragraph 19 of EITF No. 00-19.

Response

In the terms and meaning of the provisions of paragraph 19 of EITF No. 00-19, we are not in control of the settlement required by additional stock warrants beyond 100,000,000, since shareholder approval is required for an increase in authorized shares.  At the time we entered into the restructuring of the Old Debentures, we anticipated that we would obtain shareholder approval for an increase in authorized shares, which would have served to alleviate any further impact of the restructuring.  Our reasoning was based on discussions with counsel and market consultants, and we believe was sound based on the fact that the conversion price was considerably higher than the market price.   We felt that the shareholders would have welcomed the opportunity to pay off the remaining balance on the debentures at prices considerably above market.  If the market price had been or had remained above the new fixed conversion price, shareholders would have been expected to dislike the arrangement; otherwise, if paying off the debt at the new fixed conversion price did not represent good value, one would have expected that the share price would have risen to at least the fixed conversion price level.

One major factor that influenced us in proceeding as we did was the fact that many of the warrants in question pertain to the 2005 debentureholders, who put themselves at risk, in proposing the restructuring arrangement, that the shareholders might not approve the increase.   Another factor was that most, if not all, of the other warrants (as well as all options) are further “out of the money” than the 2005 debentureholder warrants, and we were being pressured to provide a restructuring as proposed in order to facilitate the full redemption of the 2005 debentures as expeditiously as possible.

 After our best efforts in seeking a sufficient response to the proxy, and adjourning our shareholder meeting numerous times, we still did not receive the required 50.1% vote to approve the increase, although the vote that was received was overwhelmingly in favor of the increase (approximately 8 to 1).  (The total amount of votes received was approximately 40%).  Since that time, management has been attempting to negotiate with the debentureholders for an alternative to effectuate payout, and in fact has negotiated to pay off one of the debentureholders at a 50% discount.  In the meantime, we are also evaluating whether or not to issue a new proxy statement and once again attempt to obtain shareholder approval.

Regardless of how we proceed from this point forward, we believe that we are now at a point where we may need to implement liability accounting for the options and warrants that have not been reserved for within the 100,000,000 authorized (and outstanding) common shares.   We expect to consider a liability valuation in connection with the 10-QSB for the period ending September 30, 2007.  However, all options and warrants are considerably out of the money at present, and many of them are nearing expiry on their own terms.  If we are able to obtain approval for an increase in authorized shares or another solution that alleviates the question, we can revise our liability accounting for this issue at such future time.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2007

General

7.
Please file an amendment to your filing, which has been reviewed by your external accountants, to comply with Rule 310(b) of Regulation S-B, as you indicated would be done in your Form 8-K, filed on August 23, 2007.

Response

We are still awaiting the review by the external accountants, and hope to have it within the next few days.  Once received, and in accordance with Rule 310(b) of Regulation S-B,  we will immediately forward them to you for any review you may want to conduct prior to filing.

Financial Statements, page 3

Statements of Operations, page 4

8.
We note that, subsequent to the end of the quarter, on August 6, 2007, you sold your interest in the Carbon County Project.  As a result of this subsequent disposal, you classified the related operations as discontinued.  Please disclose the information required by paragraph 47(a) of SFAS 144, in the notes to your financial statements.  It should be clear how you had met the criteria in paragraphs 42 and 43.

Response

The Company’s view of its classification of the Carbon County Project as discontinued operations resulted from its consideration of the requirements under SFAS 144, with specific reference to paragraphs 41 - 47.

Prior to the end of the quarter, the Company’s management had decided to pursue the sale of the Carbon County Project and had commenced negotiations with possible purchasers. Due to management’s decision to exit this activity and following the guidance in paragraph 41 of SFAS 144, the Carbon County Project was identified as a component comprising clearly distinguishable operations and cash flows that was to be disposed of or held for sale. As such, paragraph 42 required the Company to report the Carbon County Project as discontinued operations since “(1) the operations and cash flows of the component have been, or will be, eliminated from the ongoing operations of the entity as a result of the disposal, and (2) the entity will have no significant continuing involvement in the operations of the component after the disposal transaction.”

The Company expects to revise its disclosure to include a description of management’s decision and the appropriate information regarding the classification of the Carbon County Project as discontinued operations within its amended quarterly report on Form 10-QSB for the period ended June 30, 2007.   This revision will be included in the amendment to the 10-QSB being reviewed by our accountants and to be supplied as referenced under item 7 above.

Engineering Comments

General

9.
Please provide us with a copy of your reserve report as of December 31, 2006.  Please provide this on electronic media, such as CD-ROM, if possible.  If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

Response

The reserve report has been sent to Jim Murphy, Petroleum Engineer as requested.

Company and Industry Highlights, page 4

Property Summary, page 5

10.
Please remove the reported volumes of probable and possible reserves, including references to these and potential oil reserves, appearing here and elsewhere in the filing.  As a general rule, you may only report proved reserves in filings with the SEC, as defined in Rule 4-10(a) of Regulation S-X.  You may refer to the guidance offered in the Instruction 5 to Item 102 of Regulation S-K for clarification.

Response

In accordance with Rule 4-10(a) of Regulation S-X, we have removed references to probable, possible, and potential reserves within the disclosures of the amended 10-KSB for the period ended December 31, 2006.  See pages 8, 9, and 14 of the attached draft amendments.

Financial Statements

Property Reserves (Unaudited), page 34

11.
Please revise your document to include the appropriate line item changes from year to year.  Please refer to paragraph 11 of SFAS 69.  Include the explanations for the significant changes in your year-to-year reserves.

Response

In accordance with SFAS 69 paragraph 11, we have made certain adjustments to the amended 10-KSB for the year ended December 31, 2006, including a comparison to the proven reserves for the year ended December 31, 2005.  While for the year ended December 31, 2005 we did not have any proven reserves (as indicated in the first paragraph of the Property Reserves note), we have adjusted the disclosure tables to indicate the change from year to year.   See pages 14 and 15 of the attached draft amendments.

Standardized Measure of Discounted Future Net Cash Flows, page 34

12.
If future development costs are significant, please revise your document to present these in a separate line item, apart from the future production costs.  Please refer to paragraph 30(b) of SFAS 69, if you require further guidance.

Response

Assuming continuing economic conditions constituting our going concern status had continued from year-end December 31, 2006 through the time of filing the 10-KSB, we would not have been able to incur significant development costs within the next year on the project in question.  As such, according to SFAS 69 paragraph 30(b), we would not need to break out such potential costs from the production cost category.  Additionally, both before and after the time of the filing, we were in negotiations for the prospective sale of the project to our fellow joint venture partner, which sold in August 2007.

In Conclusion

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ GEORGE S. YOUNG
George S. Young
                                        Chief Executive Officer

FELLOWS ENERGY LTD.

Draft of Proposed Amendments to FORM 10-KSB

For the Fiscal Year Ended December 31, 2006

Explanatory Note

This amended annual report on Form 10-KSB/A is filed to make certain additions and corrections to present more details within certain disclosures in accordance with SFAS 144, SFAS 47 paragraph 10(b), SFAS 69 paragraphs 11 and 30(b), and Rule 4-10(a) of Regulation S-X.  These include revising an inconsistency within our disclosure statement of project impairment testing, providing a tabular reconciliation of our notes payable, removing references to probable, possible, and potential reserve amounts, and adding comparison information for proven reserves.

Company and Industry Highlights

Solid Rocky Mountain Fundamentals

According to the report Balancing Natural Gas Policy - Fueling Demands of a Growing Economy (September 25, 2003), released in the fall of 2003 by the National Petroleum Council:

Current higher gas prices are the result of a fundamental shift in the supply and demand balance. North America is moving to a period in its history in which it will no longer be self-reliant in meeting its growing natural gas needs as production from traditional U.S. and Canadian basins has plateaued. Government policy encourages the use of natural gas but does not address the corresponding need for additional natural gas supplies.

Furthermore, within the State of Wyoming, as indicated by data compiled by the Wyoming Oil & Gas Conservation Commission and available on its website at wogcc.state.wy.us, gas production has increased 80% since the mid-1990s and is expected to surpass 6 Bcf per day this year, largely from coal bed methane production in the Powder River Basin and tight sands gas production from the Green River Basin. In the Powder River Basin, 16,000 wells have been drilled to date (mostly in the last five years) and approximately 50,000 additional drill locations have been identified. Although this area has been historically challenged by pipeline capacity restraints and tough environmental regulations, substantial progress has been made with the doubling of capacity of the Kern River Pipeline and the completion of the Grasslands and Cheyenne Plains Pipelines, which Management believes bodes well for future development, growth and economics in the Rocky Mountain Region.

Focus on Unconventional Plays

In building our inventory of oil and gas projects, we have concentrated on unconventional plays as well as conventional oil and gas projects.

Compared to conventional plays, unconventional plays present different advantages and risks. Typically, unconventional plays involve less geologic risk than conventional plays with respect to locating gas because hydrocarbons are known to exist and because unconventional plays are typically larger in size. Similarly, due to the greater size of typical unconventional plays, they inherently have greater reserve potential than conventional plays. In general, unconventional plays have not been developed to the extent of conventional plays and therefore greater opportunities exist for acquiring additional unconventional plays and increasing reserves.

However, development of typical unconventional plays may involve greater extraction and retrieval costs than are involved in development of typical conventional plays. In the typical unconventional play, the existence of gas is known but the quantity of such gas, and commercial viability, is unknown. The process of developing an unconventional play requires significant costs before the commercial viability can be ascertained. Therefore, there is a greater risk of cost overrun and the risk of inadequate gas recoveries is not avoided.

It is important to recognize that unconventional plays offer attractive potential for large reserve additions. This is because the large conventional traps have largely been found and developed, and because unconventional plays inherently have much greater size and therefore greater reserve potential. All of the top five onshore “gas giant” fields discovered and developed in the 1990s (including Powder River Basin coal bed methane, Jonah, Pinedale, Madden Deep and Ferron coal bed methane) were in the Rocky Mountain Region.

back to Item 10

Large Strategic Land Position

Through our direct ownership of mineral rights in the Powder River Basin and Uinta Basin, we have a strategic land position in the oil and gas producing basins of the Rocky Mountains. Known hydrocarbon resources in reservoirs in unconventional plays such as coal seams, thick oil-bearing shales, and extensive bodies of tight gas-bearing sands throughout the properties create the potential for a large inventory of drilling locations should initial exploration efforts prove successful. Although there are no assurances, this inventory could support future net reserve additions and production growth over the next several years.

Strong Underlying Industry Fundamentals

According to the National Petroleum Council Gas Report, the domestic natural gas fundamentals will continue to be attractive, for the foreseeable future. The U.S. faces a significant natural gas supply problem due to the maturing of its traditional producing basins, the increase in exploration and development costs, and demand increases coupled with production decline rates. The U.S. has several ways to combat this supply problem through measures including increased development and importation of Canadian and Alaskan gas and delivery of liquefied natural gas. However, the impact of these efforts is expected to only mitigate the supply decline or at best increase supply marginally.

Proven Management Expertise

Our CEO and President George S. Young and our Vice President Steve Prince have experience in operating and growing an oil and gas public company. Mr. Young brings strong leadership and business qualifications, an understanding from having been trained as both an attorney and engineer and 25 years of natural resource industry experience. Mr. Prince brings 13 years of oil and gas industry experience as a geologist and as a significant contributor to the development of major producing fields in areas of interest to us.

back to Item 10

Fellows Energy Ltd.
Notes to Financial Statements
December 31, 2006 and 2005

Nature of Operations - Fellows Energy Ltd. is engaged in the exploration, extraction, processing and reclamation of coalbed methane, natural gas, and oil projects within the Western United States. We incorporated in the state of Nevada on April 9, 2001 as Fuel Centers, Inc. On November 12, 2003, we changed our name to Fellows Energy Ltd. Our principal offices are in Boulder, Colorado.

Cash Equivalents - We consider all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. At December 31, 2006 and 2005, we had approximately $180,000 and $348,000 in cash equivalents respectively.

Fair Value of Financial Instruments - The carrying amount of our financial instruments, which includes cash and accounts payable, approximate their fair value due to the short period to maturity of these instruments.

Restricted Cash - Restricted cash is cash balances held in the form of bank certificates of deposit, and with the state of Utah as a reclamation bond. At December 31, 2006 and 2005, $160,000 and $235,000 respectively, of restricted cash was on deposit with custodians to secure reclamation of oil and gas property.

Revenue Recognition - we record revenue when title passes, delivery occurs to our customers and the customer assumes the risks and rewards of ownership, when the price is fixed and determinable, and when collectibility is reasonably assured.

Income Tax - We recognize deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. We provide a valuation allowance for deferred tax assets when we consider realization of such assets to be less likely than not.

Net Loss per Common Share - We have adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share. Statement 128 requires the reporting of basic and diluted earnings/loss per share. We calculate basic loss per share by dividing net loss by the weighted average number of outstanding common shares during the period.  We calculate diluted loss per share by dividing net loss by the weighted average number of outstanding common shares including all potentially dilutive securities during the period.

Comprehensive Loss - We apply Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. Statement 130 establishes standards for the reporting and display of comprehensive income or loss, requiring its components to be reported in a financial statement. For the years ended December 31, 2006 and 2005, our comprehensive loss was comprised of our net loss and any unrealized holding gain on our marketable securities as reported in our statements of operations.

Use of Estimates - Accounting principles generally accepted in the United States require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - Financial instruments that potentially subject us to concentration of credit risk consist of cash. At December 31, 2006, we had $79,926 in cash in excess of federally insured limits.

Oil and Gas Activity - We follow the successful-efforts method of accounting for oil and gas property as defined under Statement of Financial Accounting Standards No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies (“FAS 19”). Under this method of accounting, we capitalize all property acquisition cost and cost of exploratory and development wells when incurred, pending determination of whether the well has found proved reserves. If an exploratory well does not find proved reserves, we charge to expense the cost of drilling the well. We include exploratory dry hole cost in cash flow from investing activities within the cash flow statement. We capitalize the cost of development wells whether productive or nonproductive. We had no exploratory well cost that had been suspended for one year or more as of December 31, 2006.

We expense as incurred geological and geophysical cost and the cost of carrying and retaining unproved property. We will provide depletion, depreciation and amortization (DD&A) of capitalized cost of proved oil and gas property on a field-by-field basis using the units-of-production method based upon proved reserves. In computing DD&A we will take into consideration restoration, dismantlement and abandonment cost and the anticipated proceeds from equipment salvage. When applicable, we will apply the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, which provides guidance on accounting for dismantlement and abandonment cost.

 Fellows Energy Ltd.
Notes to Financial Statements
December 31, 2006 and 2005

We review our long-lived assets for impairment when events or changes in circumstances indicate that an impairment may have occurred. In the impairment test we compare the expected undiscounted future net revenue on a field-by-field basis with the related net capitalized cost at the end of each period. Should the net capitalized cost exceed the undiscounted future net revenue of a property, we will write down the cost of the property to fair value, which we will determine using discounted future net revenue. We will provide an impairment allowance on a property-by-property basis when we determine that the unproved property will not be developed.

Impairment of Unproved (Non-Producing) Properties

Unproved properties are assessed periodically, and at least annually, to determine whether or not they have been impaired. We provide an impairment allowance on unproved property at any time we determine that a property will not be developed. At December 31, 2006, we still consider our acquired properties to be economically and operationally viable, in accordance with FAS 19.   In determining that there was no impairment of the unproved properties, we considered such factors our commitment of project personnel and cost being incurred to develop as well as the existence of our active agreements with our venture partners and others. In addition, the Company had no unproved properties that were surrendered or abandoned during the year ended December 31, 2006 as a result of impairment.

Sales of Producing and Nonproducing Property - We account for the sale of a partial interest in a proved property as normal retirement. We recognize no gain or loss as long as this treatment does not significantly affect the unit-of-production depletion rate. We recognize a gain or loss for all other sales of producing properties and include the gain or loss in the results of operations.

We account for the sale of a partial interest in an unproved property as a recovery of cost when substantial uncertainty exists as to recovery of the cost applicable to the interest retained. We recognize a gain on the sale to the extent that the sales price exceeds the carrying amount of the unproved property. We recognize a gain or loss for all other sales of non-producing properties and include the gain or loss in the results of operations.

Back to Item 2

Fellows Energy Ltd.
Notes to Financial Statements
December 31, 2006 and 2005

Note 8 - Notes Payable

Over the period October 2005 through December 2006 we borrowed a total of $1,747,000 on an unsecured 8% demand note payable to an entity controlled by our CEO. During the 2006, we paid back a total of $301,000 in principal on the note.

Also in 2005, we entered into a 45-well workover program, the Creston Project, in which we completed and placed the first well into production in the first quarter of 2006.  We obtained $1.25 million in industry partner financing to carry the project forward. In connection with the transaction, we acquired the rights to up to a 75% working interest, reduced to 45% interest in 18 months, in the wells to be completed in the program as well as $1.25 million in project financing from an industry partner in exchange for 1,642,632 shares of restricted common stock and warrants to purchase 1.8 million shares at $0.70 per share.  The repayment of the $1.25 million in financing is secured with 1.8 million shares of restricted stock held in escrow and is personally guaranteed by George S. Young, our CEO, and by his private company, Diamond Oil and Gas Corporation.  At December 31, 2006 there was $900,000 outstanding on this financing.

In March 2006, we borrowed $750,000 on a secured 12% note payable for a period of 36 months in exchange for a 5% overriding royalty interest in Carbon County, as well as the right to participate in any future exploration activities on the project on the basis of a 10% working interest.  At December 31, 2006 all of the principal was outstanding on this financing.

In May 2006, we borrowed $500,000 at 12% interest in exchange for a 2% overriding royalty interest in Carbon County as well as 50,000 shares of common stock.  As of December 31, 2006, we have paid $139,000 towards the principal and interest.

Notes Payable	December 31,
	2006	2005
Notes payable current portion
Note for project acquisition - March 2006	322,000	-
Note for project development - May 2006	361,111	-
Note for project development - Dec 2006	900,000	-
	1,583,111	-

Notes payable long term portion
Note from related party	1,733,000	12,000
Note for project acquisition - May 2006	428,000	-
	2,161,000	12,000

back to Item 4

Fellows Energy Ltd.
Notes to Financial Statements
December 31, 2006 and 2005

In November 2004 we entered into a joint venture agreement with an unrelated company in which the company received a 50% interest in certain of our properties in exchange for a $2,000,000 commitment for exploration and drilling on the properties. In addition, the company loaned us $1,500,000, 50% of which was due on January 31, 2005 and we have repaid with interest and 50% of which was payable on April 30, 2005, with interest at 18%. This note was secured by all of our assets.  In February 2005 we paid $750,000 principal of the 18% $1,500,000 note payable to JMG, plus accrued interest of $82,000. In May 2005, we assigned our remaining 50% interest in the Gordon Creek and Weston County properties to JMG as full payment of the unpaid principal and accrued interest on the note. As part of the settlement agreement, JMG's commitment to spend $2,000,000 in exploration and drilling activity on the two projects by November 7, 2005 was terminated and JMG granted us the option to re-acquire our 50% ownership by June 30, 2005 for the amount of $391,000. We exercised this option in June 2005. Under this transaction, the Company removed itself from the liability of the note payable, and re-acquired the 50% ownership in the Gordon Creek and Weston County properties for $391,000. In connection with this transaction, we recorded a gain from extinguishment of debt of $383,531.

Note 11 – Property Reserves (Unaudited)

The following reserve quantity and future net cash flow information represents proved reserves located in the State of Utah in the United States. The reserves as of December 31, 2006 have been estimated by MHA Petroleum Consultants, independent petroleum engineers.  We did not have any proved reserves in the State of Utah at December 31, 2005.  The determination of oil and gas reserves is based on estimates, which are highly complex and interpretive. The estimates are subject to continuing change as additional information becomes available.

 Fellows Energy Ltd.
Notes to Financial Statements
December 31, 2006 and 2005

The standardized measure of discounted future net cash flows is prepared under the guidelines set forth by the Securities and Exchange Commission (SEC) that require the calculation to be performed using year-end oil and gas prices. The oil and gas prices used as of December 31, 2006 were based on the Nymax forecasted prices and costs.  Future production costs are based on year-end costs and include severance taxes.

Reserve Quantities

Table 1	December 31,	December 31,
Gas reserves (in MMcf)	2006	2005

Proven developed producing reserves	1,362	-
Proven developed non-producing reserves	2,231	-
Proven undeveloped reserves	6,931	-

Total proved reserves as of December 31, 2006	10,524	-

Standardized Measure of Discounted Future Net Cash Flows

Table 2 ( In thousands)	December 31,	December 31,
	2006	2005
Future cash flows	$76,363	$-
Future production and development costs	(1,680)	-
Future income taxes	(30,624)	-
Future net cash flows before discount	$44,059	$-
10% discount to present value	(4,005)	-
Standardized measure of discounted
future net cash flows	$40,054	$-

Volumes, Prices and Operating Expenses

The following table presents information regarding the production volumes, average sales prices received and average production costs associated with our sales of natural gas and oil for the periods indicated.

Table 3	December 31,	December 31,
Production and Sales Data	2006	2005

Natural gas production (Mcf)	$235,378	$-
Average sales price per Mcf	5.5

Expenses per Mcf
Lease operating	$1.91	$-
Gathering	$0.94	$-
General and administrative	$9.73	$-
Depletion and accretion	$.31	$-

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Fellows Energy Ltd.
Notes to Financial Statements
December 31, 2006 and 2005

Development, Exploration and Acquisition Capital Expenditures

During the year ended December 31, 2006, we spent $1,027,000 in development and exploration activities.  During the year ended December 31, 2005, we spent $1,141,000 on development and exploration activities, and $738,000 on the acquisition of acreage and option maintenance for John’s Valley, Overthrust, and the Bacaroo project.  As of December 31, 2006, we held a working interest of approximately 46% in 5,953 gross acres (2,440 net acres) located in Carbon County, Utah.  As of December 31, 2006, we held an interest in four gross (1.84 net) producing and four gross shut-in (1.84 net) gas wells located on these properties.

 Table 4 presents information regarding our net costs incurred in the purchase of proved and unproved properties and in exploration and development activities:

Table 4	December 31,
	2006	2005
Property acquisition costs:
Unproved	$-	$738,241
Proved	1,200,000	300,000
Exploration	564,196	1,141,202
Development	463,263	-

	$2,227,459	$2,179,443

Productive Wells and Acreage

Table 5 summarizes our productive and shut-in gas wells as of December 31, 2006.  Productive wells are producing wells and wells capable of production.  Shut-in wells are wells that are capable of production but are not producing.  Gross wells are the total number of wells in which we have an interest.  Net wells are the sum of our fractional interests owned in the gross wells.

Table 5	Productive gas wells
	Gross	Net
Producing gas wells	4	1.8
Shut-in gas wells	4	1.8

Undeveloped Acreage

Table 6 summarizes the undeveloped and developed leasehold acreage, by area, that we hold as of December 31, 2006.  Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not the acreage contains proved reserves.  Developed acres are acres that are spaced or assignable to productive wells.  Gross acres are the total number of acres in which we have a working interest.  Net acres are the sum of our fractional interests owned in the gross acres.  The table does not include acreage that we have a contractual right to acquire or to earn through drilling projects, or any other acreage for which we have not yet received leasehold assignments.  In certain leases, our ownership is not the same for all depths.  The net acres in these leases are calculated using the greatest ownership interest at any depth.  Generally, this greater interest represents our ownership in the primary objective formation.

Table 6
Summary of Acreage	Undeveloped acres		Developed acres
	Gross	Net	Gross	Net
Utah	14,242	1,752	5,953	2,440
Wyoming	33,486	19,604	-	-
Colorado	3,440	3,440	-	-

Total acres	51,168	24,796	5,953	2,440

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